December 8, 2014

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington D.C. 20549

Attn: Jeffrey P. Riedler, Assistant Director

RE:        Flex Pharma, Inc.

Draft Registration Statement on Form S-1

Submitted October 29, 2014

CIK No.  0001615219

Dear Mr. Riedler:

On behalf of Flex Pharma, Inc. (the “Company”), we are submitting this letter and the following information in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter, dated November 25, 2014, regarding the Company’s Draft Registration Statement on Form S-1 (the “Registration Statement”) submitted October 29, 2014.  We are also submitting Confidential Draft Submission #2 of the Registration Statement (the “Amended Registration Statement”).  We are sending the Staff a hard copy of this letter and the Amended Registration Statement, including a version of the Amended Registration Statement that is marked to show changes to the Registration Statement.

Set forth below are the Company’s responses to the Staff’s comments.  The numbering of the paragraphs below corresponds to the numbering of the comments received from the Staff, which for your convenience we have incorporated into this response letter in italics.  Page references in the text of this response letter correspond to the page numbers of the Amended Registration Statement.  Capitalized terms used in this letter but otherwise not defined herein shall have the meanings assigned to such terms in the Amended Registration Statement.

Prospectus Summary
Product Development, page 2

1.              Disclose in the Summary when and where your Flex-001, Flex-002 and Flex-003 trials were conducted and who conducted them. Further, disclose in the Summary where you plan to conduct the planned proof-of concept trial, whether you will test the product as a drug or dietary supplement and whether you will file an IND before commencing trials. If not, disclose why no such IND will be necessary.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 2, 3 and 4 of the Amended Registration Statement.

500 BOYLSTON STREET, BOSTON, MA 02116-3736  T: (617) 937-2300  F: (617) 937-2400  WWW.COOLEY.COM

Prospectus Summary
Product Development, page 3

2.              Please remove the tabular information about drug product candidates on page 3 and page 76.  As discussed on page 77, the company has no definitive plans at this time to conduct the drug candidate tests described in that table and such a decision will be made at a later date based upon the results of the proof-of-concept study of the dietary supplement.

Response: The Company respectfully acknowledges the Staff’s comment. The Company believes the tabular information on pages 4, 5, 66, 76 and 77 is helpful in aiding potential investors’ understanding of the Company’s current and future development plans. The Company believes the description included throughout the Amended Registration Statement concerning the Company’s development plans for its proprietary treatment and drug product candidates are sufficient to give investors a complete understanding of the Company’s current and future plans. The Company believes the tabular information aids investors’ understanding of these plans by summarizing these plans in a clear and concise manner in one place.

The Company acknowledges that it may not conduct a drug clinical trial in the indications identified in the Amended Registration Statement if the results from the Company’s proof-of-concept studies are not favorable.  However, the Company believes that investors familiar with biopharmaceutical companies understand the risk associated with drug product candidates not proceeding through each phase of the development and regulatory process.  Further, these risks are described at length in the Amended Registration Statement.

In response to the Staff’s comments, the Company has revised the disclosure in the Amended Registration Statement as follows in order to make the Company’s current development status and future development plans clear:

•                  The paragraphs prior to the tabular information on pages 4, 5, 66, 76 and 77 have been revised to provide greater disclosure relating to the stage of development of, and the regulatory framework used to develop, the Company’s proprietary treatment and drug product candidates;

•                  Additional disclosure has been added to page 15 and 16 relating to the risk that the Company may not initiate clinical trials if the results of the Company’s proof-of-concept studies; and

•                  The Company has modified the tabular information and relocated it in the Prospectus Summary to the end of the section entitled “Product Development” in order to provide the reader greater context of the Company’s development plans prior to reading the tabular information.

The Company believes investors understand the risks associated drug development, will be familiar with this type of tabular presentation and will benefit from seeing the summary of the Company’s development path. For the foregoing reasons, and in light of the additional disclosure referred to above, the Company has respectively elected to include the tabular information, as amended, in the Amended Registration Statement.

3.              Provide more information in the Summary section about both the potential drug version and the dietary supplement version of your product. You should indicate the form and method of delivery of both versions, what factors would affect your decision to market one or the other or both versions and to whom and how the drug and/or dietary supplement versions would be marketed.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 4 of the Amended Registration Statement.

Risk Factors
Clinical development involves…, page 15

4.              It may appear to the reader that the disclosure on page 16 indicating the registrant has not commenced or completed any clinical trials of any drug product candidates is inconsistent with disclosure elsewhere in the prospectus describing statistically significant results of clinical trials. As all studies to date have been of the dietary supplement version of the product, please provide additional explanatory disclosure on page 16 to eliminate this confusion.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 16 of the Amended Registration Statement.

Risk Factors
Our drug product candidates…, page 19

5.         We note capsaicin is one of the three active ingredients in your proprietary treatment.  Briefly discuss the current scientific evidence concerning the possible carcinogenic or co- carcinogenic effects of capsaicin ingestion as reported in animal or human studies.  Also discuss known adverse reactions to capsaicin in humans such as those experienced from the use of capsaicin-containing creams for topical use in the treatment of pain.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 19 of the Amended Registration Statement. The Company advises the Staff that the studies of the possible carcinogenic or co- carcinogenic effects of capsaicin have produced inconclusive results. The revised disclosure in the Amended Registration Statement summarizes the results of these studies.

Risk Factors
We will incur significant increased costs, page 40

6.              Please expand this risk factor to include an estimate of the additional legal, accounting and other costs you expect to incur as public company.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 41 of the Amended Registration Statement.

Industry and Market Data, page 45

7.              We note that you state that neither the registrant nor the underwriters “have independently verified the accuracy or completeness of any third-party information”. You should delete this statement. You should not provide any information that may cause the reader to conclude that you are not responsible for all of the information included in the prospectus.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 46 of the Amended Registration Statement.

Use of Proceeds, page 46

8.              Please identify to what stage of development you expect the application of the proceeds will bring you regarding both the clinical product and the dietary supplement.

Response:  The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 47 of the Amended Registration Statement.

9.              In view of the fact that the company has no definitive plans to test the drug product candidate, please provide alternate use of proceeds disclosure assuming you do not pursue the drug product candidate.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 47 of the Amended Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies and Significant Judgments and Estimates Stock-Based Compensation, page 60

10.       We may have additional comments on your accounting for equity issuances including stock compensation and beneficial conversion features. Once you have an estimated offering price, please provide us an analysis explaining the reasons for the differences between recent valuations of your common stock leading up to the IPO and the estimated offering price.

Response: The Company respectfully acknowledges the Staff’s comment and will provide this information as promptly as possible once the Company has determined its estimated offering price.

Business
Clinical Development, page 72

11.       Provide additional information as to each study including:

•                  The symptomatic and demographic characteristics of the persons who were studied and how they were recruited;

•                  The version(s) and dosage(s) of the product that were administered;

•                  What the subjects in the control group received; and

•                  The number of subjects receiving the product and receiving the control.

Response:  The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 75 of the Amended Registration Statement.

12.       In view of the small number of subjects tested in the three completed studies, please provide additional disclosure wherever you discuss the statistical significance of the results in order to put it in an appropriate context. That disclosure should disclose that because of the small number of subjects receiving the product and the control, the p- values calculated are relatively unreliable. Furthermore, because of the small number of subjects tested, the results of future trials that include more subjects are more likely to show differing results. You should also cite the small number of subjects and the resulting unreliability in the bulleted list of risks in the summary and in the risk factors section as a separate risk factor.

Response:  The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 6, 15, 16 and 75 of the Amended Registration Statement.

13.       Where you mention the planned “proof-of concept” trial, you should disclose how that trial will be designed differently from the three completed studies. You should include:

•                  The symptomatic and demographic characteristics of the subjects you will recruit;

•                  The nature and target size of cohorts and control groups;

•                  The version(s) and dosage(s) of the product that will be administered;

•                  How the study will be controlled;

•                  Endpoints; and

•                  Methods of measuring the results and analyzing the differences between the control group and the group who will receive the product.

Response:  The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 78 of the Amended Registration Statement.

Business
Consumer Brand and Products, page 78

14.       Disclose that you will be required by the FDA to comply with GMP for the dietary product.  Also, disclose whether you will choose to pursue an organic designation for same.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 78 and 79 of the Amended Registration Statement.

Certain Relationships and Related Party Transactions
Founders Agreement, page 120

15.       Please provide a detailed description of the Founders’ anti-dilution rights.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 122 of the Amended Registration Statement.

Financial Statements, page F-1

16.       Please tell us why it is appropriate to present financial statements only since your inception on February 26, 2014 and reference for us the authoritative literature you rely upon to support your presentation.  In your response, at a minimum, address the following:

•                  Tell us why you do not present any predecessor financial statements.

•                  If you have no predecessor, tell us:

•                  How your Scientific Founders and Christoph Westphal, as identified on page 120, discovered or obtained your intellectual property underlying the royalty agreement;

•                  When this intellectual property was discovered;

•                  How long this intellectual property is in development;

•                  When your Flex-001, Flex-002 and Flex-003 cross-over studies completed in 2014, as disclosed on page 72, began;

•                  Who funded discovery and development prior to your inception; and

•                  How much money was spent on discovery and development prior to your inception.

Response:  The Company respectfully acknowledges the Staff’s comment and informs the Staff that prior to the Company’s formation there was no predecessor business in existence, and thus, there are no predecessor financial statements to include in the Amended Registration Statement.

Under Rule 405 of Regulation C, the term “predecessor” is defined as “a person the major portion of the business and assets of which another person acquired in a single succession, or in a series of related successions in each of which the acquiring person acquired the major portion of the business and the assets of the acquired person” (emphasis added).

Whether a “business” was acquired is integral to the definition of the term “predecessor.”  Accounting Standards Codification Topic 805 (“ASC 805”) defines a “business” as “an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members, or participants.”  ASC 805 further provides that a business includes three elements: (1) inputs, (2) processes applied to those inputs, and (3) outputs.  To be considered a business, a set of activities and assets must have at least the first two of these elements (i.e., inputs and processes) if a market participant is capable of acquiring the business and continuing to produce outputs by integrating the business with its own inputs and processes.

The Company’s scientific co-founders, Roderick MacKinnon, M.D. and Bruce Bean, Ph.D., began studying the causes of muscle cramping in athletes in 2009 after personally experiencing muscle cramping. Drs. MacKinnon and Bean later developed the original formulation of the Company’s proprietary treatment and, in July 2010, filed a provisional patent application relating to the Company’s proprietary treatment (the “Provisional Patent Application”), which was later converted into a non-provisional patent application (the “Non-Provisional Patent Application”). The patent application, which was filed in the name of the individuals, remains unissued and is currently under review by the patent office.  While developing the original formulation of the Company’s proprietary treatment, Drs. MacKinnon and Bean were, and they continue to be, full-time professors at Rockefeller University and Harvard Medical School, respectively.

Drs. MacKinnon and Bean, and a family member of Dr. MacKinnon, formed Catalyst Research LLC (“Catalyst”) primarily for the purpose of paying the costs associated with the preparation and prosecution of patent applications.  Neither the Provisional Patent Application nor the Non-Provisional Patent Application was transferred to Catalyst.

The Company was formed in February 2014 by Christoph Westphal, Drs. MacKinnon and Bean, and three other individuals. Shortly after the Company was formed, Drs. MacKinnon and Bean and Dr. MacKinnon’s relative, transferred the patent application and related intellectual property to the Company, and the parties entered into the royalty agreement.  In addition, the Company agreed to reimburse Drs. MacKinnon and Bean and Dr. MacKinnon’s relative the amount of $55,221, representing the costs associated with prosecuting the Non-Provisional Patent Application. These individuals were later issued 55,221 shares of the Company’s Series A Preferred Stock, in the aggregate, in satisfaction of the amount owed.   The Company did not acquire any equity interest in Catalyst.

In March 2014, the Company hired its first non-founder employees and began planning its clinical studies of the proprietary treatment. The first study, Flex-001, occurred in late May 2014.  The second study, Flex-002, occurred in mid-June 2014, and the third study, Flex-003, occurred in late-June 2014.  Flex-001, Flex-002 and Flex-003 represented the first clinical studies of the proprietary treatment. Prior to these studies, Drs. MacKinnon and Bean had only anecdotal evidence of efficacy based on the informal testing on themselves, family members and friends.

The Company concluded that its acquisition of the Non-Provisional Patent Application and related intellectual property did not constitute the acquisition of a “business” under the relevant accounting literature. In particular, Drs. MacKinnon and Bean, and Dr. MacKinnon’s relative, were not operating the business as an integrated set of activities and assets providing a return to themselves. There were no employees of Catalyst and Catalyst did not have any strategic, operational or resource management processes.  They employed no external vendors to conduct any studies in order to validate their anecdotal findings.  They purchased a de minimus amount of supplies in order to conduct their informal testing, none of which was transferred to the Company upon its formation. During the entire time spent developing the proprietary treatment, Drs. MacKinnon and Bean remained employed as full-time professors at their respective universities. The Non-Provisional Patent Application was never transferred to Catalyst and all of the intellectual property remained with the individuals.  At no time did Drs. MacKinnon and Bean, or Dr. MacKinnon’s relative, establish manufacturing or distribution capabilities for the proprietary treatment.   Indeed, Drs. MacKinnon and Bean, and Dr. Bean’s relative prepared the proprietary treatment in their homes and for their personal use and for the purpose of their anecdotal testing.

Based on the facts outlined above, the Company has concluded that the requirements for an acquisition of a business have not been met and, as a result, the Company has treated the acquisition of the Non-Provisional Patent Application as an asset acquisition.   The Company believes that prior to the Company’s formation there was no predecessor business in existence, and thus, there are no predecessor financial statements to include in the filing.

Balance Sheets, page F-3

17.       Please remove the issuance and conversion of your Series B convertible preferred stock issued after the balance sheet date from your pro forma financial information presented alongside your historical balance sheet.  Otherwise, reference for us the authoritative literature you rely upon to support your presentation.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that in accordance with Item 11-01 (a) (8) of Regulation S-X, the Company included the issuance and subsequent conversion of the series B convertible preferred stock (“Series B Preferred Stock”) issued after the balance sheet date in the Company’s pro forma financial information as of June 30, 2014, as the Company concluded that the information would be material to investors. The Series B Preferred Stock offering, which occurred from July to October 2014, resulted in the issuance of 14,078,647 shares, with net proceeds to the Company of approximately $25.4 million.  Given the dollar value of the proceeds, and the fact that the shares will convert to common stock at the closing of the offering, the Company included the information in the pro forma balance sheet presentation.

The Company advises the Staff that the Amended Registration Statement presents the Company’s pro forma financial information as of September 30, 2014, which includes the Series B Preferred Stock issued prior to that date.  The Company has excluded 829,783 shares of Series B Preferred Stock issued in October 2014 for aggregate proceeds of $1.5 million from the pro forma financial information as of September 30, 2014, in accordance with your comment, and does not consider this amount to be material to investors.  As of September 30, 2014, the majority of the Series B Preferred Stock had been issued (13,248,864 shares, for aggregate net proceeds of $23.9 million).

Notes to Financial Statements
Note 2:  Summary of significant accounting policies
Research and development expenses, page F-9

18.       Please tell us the types of overhead costs you include in research and development expenses and how they are properly classified.  In your response, demonstrate to us how they are not general and administrative costs that are not clearly related to research and development activities as stipulated in ASC 730-10-25-2e.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the types of overhead costs included in research and development expenses are primarily the allocation of facility and office-related expenses. The allocation of these Company-wide costs is clearly related to research and development activities as required under ASC 730-10-25-2e, as these indirect costs are necessary to support the Company’s overall R&D infrastructure. The total amount of Company-wide costs was approximately $90,000, with approximately $30,000 allocated to research and development as of June 30, 2014. Facility costs, which include rent expense and utility costs, represent the majority of the Company-wide costs, and are allocated based on headcount, given that research and development and general and administrative personnel share the same facility space.

Exhibit Index

19.       We note the first page of the Royalty Agreement, which will be filed as Exhibit 10.9, makes reference to a Founders Agreement, a Patent Assignment Agreement and a Technology Assignment Agreement. It appears that the registrant is either a party to these agreements or the agreements were negotiated by other parties on the registrant’s behalf. You should file all three of these agreements as exhibits to the registration statement.  You should also describe their material terms of the Technology Assignment Agreement and the Patent Assignment Agreement in the prospectus.

Response: The Company respectfully acknowledges the Staff’s comment and has filed the requested agreements as exhibits to the Registration Statement and revised the disclosure on page 123 of the Amended Registration Statement.

General

20.       Please submit all exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

Response: The Company respectfully acknowledges the Staff’s comment and will include all remaining exhibits in one or more pre-effective amendments to the Registration Statement.

21.       Please confirm that the graphics included in your registration statement are the only graphic, visual, or photographic information you will use in your prospectus. If those are not the only graphics, please provide any additional graphics prior to their use for our review.

Response: The Company respectfully acknowledges the Staff’s comment and notes that a new graphic has been added to the insider cover of the of the Amended Registration Statement.  The Company will provide copies of any additional graphics to the Staff under separate cover, and with sufficient time for the Staff to review prior to the circulation of preliminary prospectuses.

22.       Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company respectfully acknowledges the Staff’s comment and will provide copies of any written materials to potential investors in reliance on Section 5(d) of the Securities Act to the Staff under separate cover.

******

Please fax any additional comment letters concerning the Amended Registration Statement to (617) 937-2400 and direct any questions or comments concerning the Amended Registration Statement or this response letter to the undersigned at (617) 937-2316.

Sincerely,

/s/ Marc A. Recht
Marc A. Recht

cc: Christoph Westphal, Flex Pharma, Inc.
Robert Hadfield, Flex Pharma, Inc.